UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 14D-9
              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

                        (AMENDMENT NO. 1)



                          DELCHAMPS, INC.
                    (Name of Subject Company)


                          DELCHAMPS, INC.
               (Name of Person(s) Filing Statement)


                    Common Stock, $.01 par value
         and associated Preferred Share Purchase Rights
                  (Title of Class of Securities)


                            246615 10 8
                (CUSIP Number of Class of Securities)



                         Timothy E. Kullman
         Senior Vice President and Chief Financial Officer
                           DELCHAMPS, INC.
                        305 Delchamps Drive
                       Mobile, Alabama 36602
                           (334) 433-0431

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)



                           WITH A COPY TO:
                         L. R. McMillan, II
                       JONES, WALKER, WAECHTER,
                POITEVENT, CARRERE & DENEGRE,  L.L.P.
                        201 St. Charles Avenue
                  New Orleans, Louisiana 70170-5100
                           (504) 582-8000



     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed on July 14, 1997 by Delchamps, Inc., an Alabama corporation (the "Company"), relating to a tender offer commenced on June 14, 1997 by Delta Acquisition Corporation ("Offeror"), a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc. ("Parent").

     All capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Schedule
14D-9.

     The items in Schedule 14D-9 set forth below are hereby amended and supplemented by adding the following:

ITEM 2.   Tender Offer of the Bidder.

     Parent announced on July 30, 1997 that Offeror had extended the Expiration Date of the Offer until 5:00 p.m., New
York City time, on Monday, August 25, 1997.

     Reference is made to the press release issued by the Company on July 30, 1997, a copy of which is filed as Exhibit
(a)(7) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 8.   Additional Information to be Furnished.

Other Information

     On July 31, 1997, the Company issued a press release relating to fourth quarter and fiscal year end results and the declaration of the regular quarterly dividend, a copy of which is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.   Material to be Filed as Exhibits.

Exhibit No.

(a)(7)    Press release issued by the Company dated July 30, 1997.
(a)(8)    Press release issued by the Company dated July 31, 1997.


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997          DELCHAMPS, INC.


                              By: /s/ Timothy E. Kullman
                                 ______________________________
                                       Timothy E. Kullman
                                   Senior Vice President and
                                    Chief Financial Officer



                          Exhibit Index

Exhibit No.         Description

(a)(7)              Press release issued by the Company dated July 30, 1997.
(a)(8)              Press release issued by the Company dated July 31, 1997.